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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Period July 2005   File No. 001-32267

<u>Desert Sun Mining Corp.</u>
(Name of Registrant)

<u>65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario CANADA M5H 2M5</u>
(Address of principal executive offices)

1.   Voting Results, April 20, 2005
2.   Press Releases, July 14, 2005
3.   Code of Conduct and Corporate Accountability Policy

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F........ **Form 40-F..XXX.**......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No .XXX.**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
_____

Desert Sun Mining Corp.
Report of Voting Results
(Section 11.3 of National Instrument 51-102)

The following briefly describes the matters voted upon and the outcome of the votes at the annual and special meeting of the shareholders of Desert Sun Mining Corp. (the "Corporation") held on April 20, 2005 in Toronto, Ontario.

Item 1: Election of Directors

The six nominees set forth in the Corporation's management information circular dated March 7, 2005 were elected as directors of the Corporation by a majority vote on a show of hands.

Item 2: Appointment of Auditors

McGovern, Hurley, Cunningham, LLP, Chartered Accountants were reappointed as the auditors of the Corporation by a majority vote on a show of hands.

Item 3: Amendment of Stock Option Plan

The resolution authorizing the amendment of the Corporation's stock option plan was passed by a majority vote cast by ballot. The Corporation's shareholders present in person or represented by proxy at the meeting voted as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	10,198,630	58.7%
Votes Against	7,173,827	41.3%
Total Votes Cast	17,372,457	

Item 4: Adoption of Share Compensation Plan

The resolution authorizing the adoption of the Corporation's share compensation plan was passed by a majority vote cast by ballot. The Corporation's shareholders present in person or represented by proxy at the meeting voted as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	10,816,630	62.3%
Votes Against	6,555,662	37.7%
Total Votes Cast	17,372,457	

Dated this 20th day of April, 2005.

DESERT SUN MINING CORP.

By: "Tony Wonnacott"
        Tony Wonnacott
        Corporate Secretary and General Counsel

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:
Naomi Nemeth
Vice President, Investor Relations
416-861-5901
1-866-477-0077

TSX: DSM
AMEX: DEZ

July 14, 2005

DESERT SUN CONFERENCE CALL UPDATE

Please note that there is a change to the DESERT SUN MINING CORP. conference call dial in number. Please find below the correct call in numbers:

Date: July 14, 2005
Time: 10:00 am Eastern Standard Time

Local/International Number: 416-849-2698
North American Toll-Free Number: 1-866-400-2270

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5   Tel: 416-861-0341   Fax: 416-861-8165   www.desertsunmining.com

For Further Information Contact:
Naomi Nemeth
Vice President of Investor Relations
416-861-5901
1-866-477-0077

Press Release   18 – 2005

TSX: DSM
AMEX: DEZ

July 14, 2005

DESERT SUN DECLARES COMMERCIAL PRODUCTION AT THE JACOBINA MINE

* Update included on Jacobina Mine production and Morro do Vento development project

DESERT SUN MINING CORP. (TSX: DSM, AMEX: DEZ) has declared commercial production effective July 1, 2005 at the Jacobina Mine in Bahia, Brazil. Mining, milling and gold recovery levels have exceeded production thresholds generally accepted by the mining industry as defining "commercial" production. Desert Sun will report sales and operating costs for the Jacobina Mine using this as a start date.

The Jacobina Mine produced a total of 11,935 ounces from the first gold pour at the end of March 2005 to June 30, 2005. Of this total, 9,889 ounces have been sold at an average net sale price of US$427 per ounce. Revenue of US$4.2 million will be set off against development costs, with total development costs to reactivate the Jacobina Mine capitalized to June 30, 2005 expected to be approximately US$36 million. As at June 30, 2005 Desert Sun had cash and short term investments with a market value of US$13 million.

During the second quarter of 2005, the mill processed 210,400 tonnes with an average grade of 2.16g Au/t resulting in the production of 11,873 ounces of gold. For the month of June, the mill processed 80,600 tonnes with an average grade of 2.30g Au/t and produced 5,805 ounces of gold. The metallurgical recovery rate for June was 95.2%.

"We are very pleased to announce commercial production effective July 1, 2005 and attain another significant milestone for the Jacobina Mine," commented Bruce Humphrey, P.Eng., President and CEO of Desert Sun Mining. "During the month of June, we produced over 5,800 ounces of gold, representing approximately 70% of our production capacity and believe we are on track to average 80% of our production capacity in the third quarter of 2005. We are confident that we can achieve our target production rate of 100,000 ounces per year throughout the fourth quarter of this year."

Morro do Vento Development Project
The pre-feasibility study for Morro do Vento, located 0.5 km from the processing plant, is nearing completion. Micon International Limited of Toronto has completed the geological review; AMEC Americas Limited of Vancouver has completed their report on the mill expansion and Devpro Mining Inc. of Sudbury, in conjunction with Desert Sun Mining staff, has completed the mine plan and mineral reserve estimate. The final pre-feasibility report is being compiled by Devpro and is expected to be finalized by the end of July.

All environmental reports that are required to initiate work at Morro do Vento have been submitted to the Brazilian environmental review agency, Centro de Recursos Ambientais (CRA).

Desert Sun has completed work on the underground access collar and is currently constructing a power line directly to the Morro do Vento site. Negotiations with equipment suppliers are near completion and Desert Sun expects that equipment orders will be placed shortly.

Mr. Tagliamonte, P.Eng is the Qualified Person, as defined by National Instrument 43-101, for all mining engineering work at the Jacobina Mine.

Desert Sun Mining is a Canadian gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. Proven and Probable mineral reserves are 14,378,000 tonnes at 2.12 g Au/t containing 980,000 ounces of gold. As a result of Desert Sun's exploration programs to date, Measured and Indicated resources total 24,800,000 tonnes at 2.53 g Au/t containing 2,050,000 ounces of gold, and Inferred Resources total 22,200,000 tonnes at 2.61 g Au/t containing 1,900,000 ounces of gold. The mineral reserves are included within the Measured and Indicated mineral resources. For additional information, please see Desert Sun's website at **www.desertsunmining.com**, or contact Naomi Nemeth, Vice President, Investor Relations at 416-861-0341/1-866-477-0077.

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements". This news release also uses the terms "measured resources", 'indicated resources' and 'inferred resources'. Desert Sun Mining Corp. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5   Tel: 416-861-0341   Fax: 416-861-8165   www.desertsunmining.com

Press Release   19 – 2005

For Further Information Contact:
Naomi Nemeth
Vice President of Investor Relations
416-861-5901
1-866-477-0077

TSX: DSM
AMEX: DEZ

July 14, 2005

DESERT SUN PROVIDES UPDATE ON EXPLORATION PROGRAMS IN THE BAHIA GOLD BELT, BRAZIL

* Update includes results from main exploration targets – Canavieiras, Morro do Vento Extension and the Northern Bahia Gold Belt area

DESERT SUN MINING CORP. (TSX: DSM, AMEX: DEZ) continues to make solid progress on its US$5million exploration program within the Bahia Gold Belt. In 2005, Desert Sun has completed 71 holes totaling 13,363 metres of diamond drilling to test targets in the Jacobina Mine area: the Canavieiras and Morro do Vento Extension targets, and the Pindobaçu/Entry Point target area, located in the northern Bahia Gold Belt, approximately 50 km north of the town of Jacobina. Currently, there are two underground drills at Canavieiras; one surface drill and one underground drill at Morro do Vento Extension, and two surface drills in the northern area. The following is an update on work in each of these target areas with new drill results.

I. Canavieiras

To date, 38 holes totaling 3,920 metres have been completed at Canavieiras, located 3 km north of the processing plant. Currently there are two underground drill rigs working at Canavieiras with a surface drill rig to be added shortly. As previously reported (Desert Sun Press Release June 23, 2005), high grade results were returned from target conglomerate reefs below the old workings from holes CAN-87, which intersected 23.68g Au/t (14.66g Au/t with highs cut to 30g/t) over a true width of 12.9 metres and 11.02g Au/t (7.93g Au/t cut) over a true width of 13.6 metres and CAN-79, which returned 8.40g Au/t (7.84g Au/t cut) over 15.2 metres and 9.29g Au/t (7.75g Au/t cut) over 6.4 metres.

Table 1 summarizes results of five new drill holes at Canavieiras. Highlights are as follows:

Extensions of Reefs Previously Mined
- **16.52g Au/t over a true width of 3.2m within a 10.3m (true width) section grading 3.90g Au/t in CAN-73**
- **11.94g Au/t over a true width of 2.4m within a 9.9m (true width) section grading 4.07g Au/t in CAN-77**
- **4.82g Au/t over a true width of 4.0m in CAN-80**
- **6.61g Au/t over a true width of 2.2m in CAN-81**

Reefs Below Old Workings
- **4.47g Au/t over a true width of 10.1m within a 32.9m (true width) section grading 2.05g Au/t in CAN-80**
- **4.83g Au/t over 6.1m true width in CAN-81**

- **3.52g Au/t over a true width of 7.4m in CAN-74**

Drilling at Canavieiras continues to focus on following up the potential extension of this high grade zone and the potential strike extension to the south. As previously reported (see Desert Sun Press Release June 23, 2005), four historical drill holes completed about 230 metres south of the Canavieiras mine returned significant results including CAN-7, which intersected 10.42g Au/t (7.57g Au/t cut) over a true width of 4.8 metres. These historical holes confirm that the mineralization extends to the south, but further drilling is required to fully evaluate the potential of this large target area that extends at least 600 metres along strike to the south from the existing old mine area.

"We have just begun drilling from the new 80-metre long crosscut in the southeast portion of the old Canavieiras Mine," stated Dr. Bill Pearson, P.Geo., Vice President Exploration. "The recent drilling results at Canavieiras continue to confirm that we can outline a significant higher grade mineral reserve in both our major target reefs."

II. Morro do Vento Extension

At the Morro do Vento Extension area located immediately north of the processing plant, 12 drill holes totaling 5,371 metres have been completed of which results are available for eight holes as summarized in Table 2. Initially, this drilling was focused on exploring the downdip extension of the two conglomerate reefs known as the Basal and Main Reefs, but has now been expanded to test the southern continuation of these reefs into the Morro do Vento area. Figure 1 is a vertical longitudinal section of the Morro do Vento Extension/Morro do Vento area showing the grade times thickness contours for the Basal Reef which was previously mined. The Main Reef, which is stratigraphically about 50 metres above the Basal Reef, is a major target that was intersected in the new drill holes. The Main Reef is the northern extension of the previously mined reef in the Morro do Vento area.

Significant results from new holes in the Morro do Vento Extension target include:

- **3.25g Au/t over 17.8m true width in Main Reef in Hole MCZ-88**
- **3.71g Au/t over 5.3m true width in Main Reef in Hole MCZ-85**
- **3.21g Au/t over 7.4m true width in Main Reef and 2.88g Au/t over 8.8m true width in Basal Reef in Hole MCZ-89**

The first hole (MVT-371) in the Morro do Vento portion of the target zone returned **5.81g Au/t over 2.3 metres true width in the Main Reef and 4.47g Au/t over 1.8 metres true width in the Basal Reef.**

"These results continue to confirm that there is very good potential to significantly expand known mineral resources in both the Basal and Main Reefs over a target area that extends at least 600 metres along strike," commented Dr. Pearson. "Drilling from surface is currently focused on testing the area between the two major target areas. An underground drill has now been moved on site with drilling planned to commence shortly to test the potential of the Main Reef near the old mine workings on the Morro do Vento Extension area."

III. Northern Area

Work completed in the northern area, approximately 50 km north of the town of Jacobina, includes completion of four diamond drill holes totaling 1,285 metres in the Entry Point target area and four holes totaling 807 metres in the Fumaça target area. In addition, geological and structural mapping of the Pindobaçu target area is in progress

to better determine the controls on distribution of gold mineralization to guide further drilling which will commence shortly. An extensive induced polarization (IP) geophysical survey has been initiated to outline additional drill targets in major target areas.

The Entry Point Target is located 5.5 km north of the town of Pindobaçu, midway between the Pindobaçu (5 km south) and Fumaça (6 km north) targets. Three reconnaissance drill holes, as shown in the cross section of Figure 2, were completed to test the stratigraphy of the area and to test for the potential to host gold mineralization. Hole EP-01 drilled to a length of 440 metres intersected a package of interbedded pebbly quartzite and quartzite with several beds of conglomerates with small to medium-sized pebbles of quartz.

Widespread hydrothermal alteration including fuchsite and silicification was present in this hole with local disseminated pyrite. Anomalous gold values typically ranging from 100 to 300 ppb to a high of 576 ppb were returned in Hole EP-01. Hole EP-2 tested the area beneath a garimpos (local miner working area) and intersected a mafic dyke cut by quartz veins with geochemically anomalous (100-200 ppb) Au values. Hole EP-03 intersected primarily quartzite with local fuchsite and pyrite.

Hole FN-05 in the Fumaça target area (Table 3) tested the downdip extension of the intersection previously obtained in Hole FN-2A (0.7g Au/t over a true width of 10.0 metres). This hole returned 1.37g Au/t over 3.6 metres including a 1m interval grading 3.37g Au/t. Hole FN-04, which tested a coincident soil and induced polarization anomaly, returned 0.86g Au/t over 1.0 metre.

Dr. Bill Pearson, Vice President, Exploration commented "The drill holes in the Entry Point area have confirmed the presence of quartz pebble conglomerates with hydrothermal alteration, however we are clearly on the edge of the system and will be doing further work to locate the channels with the coarsest conglomerates that are the prime target for gold mineralization. Dr. Paul Karpeta, an expert on Precambrian conglomerate-hosted gold deposits, will be returning to the site in August to assist in locating the most likely areas with channels. Results of the IP survey will also assist us in this work."

Assaying for the program was carried out by Lakefield Geosol, an ISO 9001, 2000 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Independent standard reference samples are also inserted at regular intervals into each batch of analyses. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program.

Desert Sun Mining is a Canadian gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. Proven and Probable mineral reserves are 14,378,000 tonnes at 2.12 g Au/t containing 980,000 ounces of gold. As a result of Desert Sun's exploration programs to date, Measured and Indicated resources total 24,800,000 tonnes at 2.53 g Au/t containing 2,050,000 ounces of gold, and Inferred Resources total 22,200,000 tonnes at 2.61 g Au/t containing 1,900,000 ounces of gold. The mineral reserves are included within the Measured and Indicated mineral resources. For additional information, please see Desert Sun's website at www.desertsunmining.com, or contact Naomi Nemeth, Vice President, Investor Relations at 416-861-0341/1-866-477-0077.

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements". This news release also uses the terms "measured resources", 'indicated resources' and 'inferred resources'. Desert Sun Mining

Corp. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Table 1: Significant Drilling Results, Canavieiras

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Reef	Depth Below 570 Adit Level** (m)
CAN-73	N 8758101	E335207	El 547				
Dip 65º/Az=268º	4.77	15.32	**3.90**	10.55	**10.3**	Lib + Piritoso	35
Incl.	12.09	15.32	**16.52**	3.23	**3.2**	Piritoso	32
	42.98	57.72	**2.38**	14.74	**14.4**	MU	70
Incl.	42.98	50.90	**3.64**	7.92	**7.8**	MU top	64
CAN-74	N8758037	E335191	El 548				
Dip 86º/Az=256º							
	59.40	67.00	**2.40**	7.60	**6.8**	MU	82
	89.40	97.59	**3.52**	8.19	**7.4**	MU	110
CAN-77	N8758088	E335206	El 546				
Dip 69º/Az=267º	4.95	15.04	**4.07**	10.09	**9.9**	Lib + Piritoso	30
Incl.	4.95	7.56	**4.30**	2.61	**2.6**	Liberino	20
Incl.	12.64	15.04	**11.94**	2.40	**2.4**	Piritoso	35
	66.72	71.50	**1.39**	4.78	**4.7**	MU	86
	115.65	118.16	**1.84**	2.51	**2.5**	LU	133
CAN-80	N8758124	E335202	El 547				
Dip 60º/Az=269º	4.00	8.30	**4.82**	4.30	**4.0**	Piritoso	25
	31.99	67.00	**2.05**	35.01	**32.9**	MU	60
Incl.	40.78	51.50	**4.47**	10.72	**10.1**	MU	55
	100.67	102.10	**3.03**	1.43	**1.3**	LU	113
CAN-81	N8758037	E335191	El 548				
Dip 49º/Az=269º	0.00	2.40	**6.61**	2.40	**2.2**	Piritoso	20
	58.88	65.69	**4.83**	6.81	**6.1**	MU	70

* all holes are NQ diamond drill core size
** depth calculated based on midpoint of intersection

Table 2: Significant Drilling Results, Morro do Vento Extension (Main/Basal Reef)

Hole No.*		From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Reef	Depth Below 630 Adit Level** (m)
MCZ-84		N 8755440	E334866	El 696				
Dip 60º/Az=270º		368.13	369.45	**2.34**	1.32	**1.2**	Main Reef	240
		398.50	409.02	**1.40**	10.52	**9.6**	Main Reef-FW	270
	Incl.	398.50	402.10	**2.26**	3.60	**3.3**	Main Reef-FW	270
		Basal Reef not intersected due to faulting						
MCZ-85		N 8755380	E334870	El 687				
Dip 61º/Az=271º		414.85	420.98	**3.71**	6.13	**5.3**	Main Reef-FW	270
		439.37	449.20	**1.61**	9.83	**8.6**	Basal Reef	300
	Incl.	439.37	442.22	**3.18**	2.85	**2.5**	Basal Reef	300
MCZ-86		N 8755305	E334879	El 669				
Dip 56º/Az=271º		426.04	428.80	**1.25**	2.76	**2.6**	Main Reef-FW	315
		454.10	456.37	**3.04**	2.27	**2.1**	Basal Reef	335
MCZ-87		N 8755305	E334879	El 669				
Dip 67º/Az=265º		Main Reef – no significant values						
		Basal Reef – not intersected due to faulting						
MCZ-88		N8755260	E334873	El 661				
Dip 53º/Az=269º		427.61	446.95	**3.25**	19.34	**17.8**	Main Reef-FW	455
		Basal Reef – not intersected due to faulting						
MCZ-89		N8755333	E334890	El 673				
Dip 51º/Az=269º		398.50	406.50	**3.21**	8.00	**7.4**	Main Reef-FW	320
		442.15	451.65	**2.88**	9.50	**8.8**	Basal Reef	345
MCZ-90		N8755261	E334873	El 661				
Dip -62º/az=270º		No significant values – Main Reef						
		Basal Reef -not intersected due to faulting						
MVT-371		N8755000	E334860	el 642				
Dip -62º/az=270º		360.87	363.27	**5.81**	2.40	**2.3**	Main Reef	250
		424.35	432.40	**1.84**	8.05	**7.7**	Basal Reef	295
	Incl	424.35	425.90	**3.35**	1.55	**1.5**	Basal Reef	294
	Incl	430.55	432.40	**4.47**	1.85	**1.8**	Basal Reef	296

* all holes are NQ diamond drill core size

** depth calculated based on midpoint of intersection

Table 3: Significant Drilling Results, Northern Area

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
FN-04	N 8824427	E 352061	El 540			
Dip 50º/Az=275º	126.60	127.60	**0.86**	1.00	1.0	97
FN-05	N 8823700	E 351350	El 675			
Dip 60º/Az=270º	54.00	57.68	**1.37**	3.68	**3.6**	55
Incl.	54.00	54.97	**3.37**	0.97	**1.0**	53
EP-01	N 8817800	E 350275	El 576			
Dip 50º/Az=270º	No significant values					
EP-02	N 8817800	E 349375	El 807			
Dip 50º/Az=270º	No significant values					
EP-03	N8817800	E349757				
Dip 50º/Az= 270º	Assays pending					

* all holes are NQ diamond drill core size
** depth calculated based on midpoint of intersection

Figure 1 – Morro do Vento Extension Vertical Longitudinal Section


MORRO DO VENTO
MORRO DO VENTO EXTENSION
TARGET ZONE
TARGET ZONE
LEGEND
Mined Out Area
Underground Workings
Historic Drill Hole
DSM Drill Hole
Grade x Thickness Contours (Au g/t x true width in m)
Grade x Thickness
> 60
> 50-60
> 40-50
> 30-40
> 20-30
> 10-20
> 0-10
Hanging Wall
Main Reef
Footwall
BASAL REEF
Basement
Generalized Stratigraphy Morro do Vento
LEGEND
Serra do Córrego Formation
Quartzite
Conglomerate
Au-bearing Reefs
Basement
Gneiss
metres
MORRO DO VENTO EXTENSION
VERTICAL LONGITUDINAL SECTION
BASAL REEF
(Looking West)
DSM
DESERT SUN MINING
Figure 1
July 2005

Figure 2 – Cross Section Entry Point Area Northern Bahia Gold Belt


349000 E
349500 E
350000 E
350500 E
El 800
El 600
El 400
El 200
EP-02
EP-03
EP-01
LEGEND
Mafic Dyke
Quartzite
Pebbly Quartzite
Conglomerate
Andalusite Quartzite
Mundo Novo Greenstone
Fault
Hydrothermal Alteration: Fuchsite
Pyrite
0
250
500
metres
CROSS SECTION 8817800N
ENTRY POINT AREA
NORTHERN BAHIA GOLD BELT
(Looking North)
DSM
DESERT SUN MINING
Figure 2
July 2005

CODE OF CONDUCT

Statement of Standards

Desert Sun Mining Corp. is committed to operating in accordance with the best standards of professional and business ethics. The Company has the responsibility to protect and enhance its value to its shareholders through responsible management and by being a good corporate citizen.

Every staff member acting on behalf of Desert Sun represents the Company and is expected to act responsibly and in a manner which will reflect the Company's dedication to honesty, integrity and reliability, and enhance the Company's reputation for performance of its obligations.

Any staff member who is aware of any contravention of this Code of Conduct ("Code") is expected to report the matter promptly to the Corporate Secretary and General Counsel. This code details the specific terms of the Company's commitment to uphold high moral and ethical standards and to specify the basic norms of behavior for those conducting its business.

Every year, Desert Sun employees and Directors will be asked to acknowledge their commitment to the letter and spirit of the Code of Conduct and its associated corporate policies and will be required to sign the acknowledgement indicating compliance with the Code of Conduct.

Newly recruited employees must sign the acknowledgement when they start work at Desert Sun.

Any independent third party, such as consultants, agents or independent contractors retained to do work or represent Desert Sun interests may also be asked to acknowledge the Code of Conduct principles and corporate policies applicable to their work.

1. Compliance with the Law

    The Company and staff acting on its behalf shall comply with the lawful requirements which apply to the Company in any jurisdiction where it carries on business.

2. Health and Environment

    It is the Company's policy that it will conduct its business with regard for the protection of human health and sensitivity for the environment, including compliance with local environmental standards and legal requirements. It is the policy of Desert Sun to maintain safe working conditions, comply with health and safety legislation, maintain equipment and premises in safe condition, and ensure that all staff members comply with safety procedures acceptable to the authorities in the particular countries of operation.

    The Company's policy concerning the work environment prohibits the use of alcohol, illegal drugs and other illegal substances in the work place, as well as the use of such substances off the work site that would adversely affect job performance and affect health and safety.

All employees are responsible for ensuring there is a safe and secure working environment.

3.   Personal Gain

Staff members shall not use their employment status to obtain personal gain or benefit from other staff members or from those doing or seeking to do business with the Company.

4.   Dealing with Others

All dealings between staff acting for the Company and public officials and other persons must be conducted in a manner that will not compromise the integrity or question the reputation of any public official or other person, the staff member or the Company.

5.   Conflicts of Interest

The Company requires that staff members avoid all situations in which their personal interests conflict or might appear to conflict with their duties with the Company. Staff members should avoid acquiring any interests in or participating in any activities that would tend to:

5.1.1   Deprive the Company of the time or attention required to perform their duties properly; or

5.1.2   Create a distraction that might affect their judgment or ability to act solely in the Company's best interests.

Staff members are prohibited from using or disclosing any information about Desert Sun or any of its subsidiary or associated companies for personal gain or at the expense of the Company.

Staff members shall disclose to their supervisors in writing all business, commercial, and financial interests or activities where such an interest or activity might reasonably be regarded as creating an actual or potential conflict with the duties of their employment. Every staff member of the Company who is charged with managerial or supervisory responsibility is required to see that actions taken and decisions made within their jurisdiction are free from the influence of any interest that might reasonably be regarded as conflicting with those of the Company.

6.   Company Property

The Company's assets are not intended for personal use, and any such use requires written authorization from the President, Vice President, Exploration, or Chief Financial Officer.

All transactions relating to the Company and its assets and liabilities are to be recorded on a timely basis.

Desert Sun employees have a collective responsibility to protect the corporation's assets from fraud and theft and ensure records are accurate, timely and complete. Therefore, every DSM Employee has the responsibility to report, in line with this Code and the Corporate Accountability Policy attached hereto as Schedule "A", any knowledge of:

a) use of DSM funds or property for any illegal, improper or unethical purpose (for example, fraud, theft of corporate property or embezzling funds, misappropriating funds, assets or corporate information, bribes, kickbacks or influence payments or misdirecting funds to related parties);

b) tampering with any DSM accounting or audit-related records or documents (in any format, including electronic records such as e-mails) or destroying any DSM accounting or audit-related records or documents except as otherwise permitted or required by DSM's records retention policy;

c) fraud or deliberate error in the preparation, evaluation, review or audit of any of DSM's financial statements;

d) fraud or deliberate error in the recording and maintaining of DSM's financial records (for example, overstating expense reports, falsifying time sheets, preparing erroneous invoices, misstating inventory records or describing an expenditure for one purpose when, in fact, it is being made for something else);

e) deficiencies in or non-compliance with DSM's internal accounting controls (for example, circumventing review and approval procedures);

f) misrepresentations or false statements to or by a senior officer or accountant regarding a matter contained in DSM's financial records, financial reports or audit reports;

g) deviation from full and fair reporting of DSM's financial condition, results of operations or cash flows; and

h) any effort to mislead, deceive, manipulate, coerce or fraudulently influence any internal or external accountant or auditor in connection with the preparation, examination, audit or review of any financial statement or records of DSM.

7. <u>Confidentiality</u>

Unless already published or in the public domain, all confidential information including, but not limited to, records, reports, papers, plans and other information of Desert Sun and all subsidiary and affiliated companies, is to be regarded as confidential. Staff members are prohibited, either during or after termination of employment, from revealing such information without proper authorization.

Inside information obtained as a result of the individuals' employment shall not be removed, disclosed to others nor used for personal financial gain.

8. <u>Work Environment</u>

The Company must provide conditions of employment and management practices that will earn and support superior performance by its staff members. Each individual's contribution must be respected and appropriately rewarded. All staff members must be given every reasonable opportunity to grow to the full extent of their abilities.

Staff members are expected to support and promote the Company policy of providing a work environment in which individuals are treated with respect, provided with equality of opportunity based on merit and kept free of all forms of discrimination. Discrimination will not be tolerated at any level in the Company or in any element of the employment relationship. This includes areas such as recruitment, promotion, training, salary, benefits and terminations. Staff members are to be treated as individuals and given opportunities based on merit and abilities.

Differences such as age, race, sex, colour, religion, political belief, marital or family status and physical limitations are to be respected. Staff members can expect to have their dignity honoured and their rights protected. Staff members are entitled to freedom from sexual and all other forms of personal harassment and are expected to sustain an environment that encourages personal respect.

In recognition of our international presence, we respect the cultures and customs of the places where we operate without compromising consistent ethical standards.

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I hereby acknowledge receiving a copy of the Code of Conduct and the Corporate Accountability Policy ("Policy") attached hereto as Schedule "A", and have read and understood the contents. Any questions relating to the Code and/or Policy have been answered to my satisfaction by management. I agree to comply with the standards as set out therein.

SIGNATURE : _____

NAME : _____

DATE : _____

DSM CORPORATE ACCOUNTABILITY POLICY

TABLE OF CONTENTS

1.0   PURPOSE OF THE POLICY

The audit committee (the "Audit Committee") of the board of directors (the "Board") of Desert Sun Mining Corp. ("DSM") is responsible for establishing procedures for:

    i.   the receipt, retention and treatment of complaints received by DSM regarding accounting, internal accounting controls and auditing matters; and

    ii. the confidential, anonymous submission by employees of DSM of concerns regarding questionable accounting or auditing matters;

and in connection therewith, the Board has adopted this Policy entitled "DSM Corporate Accountability Policy" (which, together with the Schedules hereto, is collectively called the "Policy").

Such complaints and concerns are referred to as "Complaints" in this Policy. Examples of Complaints are set out in Schedule "A" to this Policy. The Board has adopted this Policy to ensure that:

    i.   Complaints are received, investigated and retained on a confidential and anonymous basis that is in compliance with all applicable laws; and

    ii. DSM Employees (as defined below) will not be penalized or retaliated against for making a good-faith report of a Complaint (see Section 5 below).

2.0   POLICY OVERSIGHT

The Audit Committee has the responsibility of overseeing this Policy and compliance by all DSM Employees (as defined below). The Audit Committee has delegated the day-to-day administration of this Policy to the Corporate Secretary and General Counsel and the Vice President, Investor Relations (the "Designated Officers"). Contact information for the Designated Officers is set out in Schedule "B" to this Policy.

3.0   REPORTING OF COMPLAINTS

All directors, officers and employees of DSM and its subsidiaries (who are referred to as "DSM Employees") are required to promptly report any Complaints. Appendix C to this Policy sets out the procedures to be followed by DSM Employees to report Complaints, either internally to a Designated Officer or externally to two independent directors by using DSM's Hotline (the "Hotline"). DSM has established its Hotline (an e-mail address and post-office box) for the purpose of receiving Complaints. The Hotline is being monitored by two independent directors, so that Complaints can be reported in an anonymous (if so desired) and confidential manner.

4.0   CONFIDENTIALITY

DSM is fully committed to maintaining procedures for the anonymous and confidential reporting of Complaints by DSM Employees and members of the public. All reports of Complaints will be treated on a confidential basis and, if reported using the Hotline (if so desired by the person reporting the Complaint), will be treated on an anonymous basis. Generally, a report of a Complaint will only be disclosed to those persons who have a need to know in order to properly carry out an investigation of such Complaint in accordance with the procedures referred to in Appendix E of this Policy.

5.0 PROHIBITION OF RETALIATION

There will be no retaliation or other action taken against any DSM Employees who, in good-faith, reports a Complaint. Anyone engaging in retaliatory conduct will be subject to disciplinary action by DSM, which may include termination.

More specifically, neither DSM, nor any person acting on behalf of DSM or in a position of authority in respect of DSM Employees will take any disciplinary measure against, demote, terminate or otherwise adversely affect the employment of DSM Employees or threaten to do so with the intent to compel a DSM Employee to abstain from reporting a Complaint to a law enforcement and/or regulatory authority or with the intent to retaliate against the DSM Employee because the DSM Employee has reported a Complaint to a law enforcement and/or regulatory authority. Engaging in retaliatory conduct may be considered an offence under various Canadian laws.

6.0 PUBLICIZING THE PROCESS FOR REPORTING COMPLAINTS

Appendix D to this Policy sets out the procedures DSM will follow to make known to DSM Employees and members of the public the reporting process for Complaints and to communicate reminders of the process to DSM Employees.

7.0 INVESTIGATION OF COMPLAINTS & REPORTING RESULTS

Appendix E to this Policy sets out the timing and procedures DSM will follow regarding the manner of investigating Complaints, monitoring the status of investigations of Complaints and reporting to the Audit Committee.

8.0 RETENTION OF COMPLAINTS & INVESTIGATIONS CONDUCTED

Appendix F to this Policy sets out the procedures DSM will follow regarding the retention of Complaints received, including the type of documentation to be retained in respect of each Complaint and its investigation and the timing and procedures for retaining such documentation.

9.0 POLICY REVIEW

This Policy and its effectiveness will be reviewed by the Audit Committee at least annually, with recommendations regarding updates or amendments, if any, being made to the Board as required. Amendments, if any, to the Policy will be made known in accordance with Appendix D of this Policy.

10.0 INQUIRIES

Any questions with respect to the general application of this Policy should be made to the Corporate Secretary and General Counsel.

APPENDIX A – EXAMPLES OF COMPLAINTS

By way of example, Complaints which should be reported pursuant to this Policy include without limitation:

a) use of DSM funds or property for any illegal, improper or unethical purpose (for example, fraud, theft of corporate property or embezzling funds, misappropriating funds, assets or corporate information, bribes, kickbacks or influence payments or misdirecting funds to related parties);

b) tampering with any DSM accounting or audit-related records or documents (in any format, including electronic records such as e-mails) or destroying any DSM accounting or audit-related records or documents except as otherwise permitted or required by DSM's records retention policy;

c) fraud or deliberate error in the preparation, evaluation, review or audit of any of DSM's financial statements;

d) fraud or deliberate error in the recording and maintaining of DSM's financial records (for example, overstating expense reports, falsifying time sheets, preparing erroneous invoices, misstating inventory records or describing an expenditure for one purpose when, in fact, it is being made for something else);

e) deficiencies in or non-compliance with DSM's internal accounting controls (for example, circumventing review and approval procedures);

f) misrepresentations or false statements to or by a senior officer or accountant regarding a matter contained in DSM's financial records, financial reports or audit reports;

g) deviation from full and fair reporting of DSM's financial condition, results of operations or cash flows; and

h) any effort to mislead, deceive, manipulate, coerce or fraudulently influence any internal or external accountant or auditor in connection with the preparation, examination, audit or review of any financial statement or records of DSM.

APPENDIX B – CONTACT INFORMATION (DESIGNATED OFFICERS)

Employees can reach the Designated Officers at the following contact information:

Mr. Tony Wonnacott
Corporate Secretary and General Counsel
Desert Sun Mining Corp
65 Queen Street West
Suite 810, P.O. Box 67
Toronto, Ontario
M5H 2M5
Canada

Tel.: 416-861-5879
Email: twonnacott@desertsunmining.com

Ms. Naomi Nemeth
Vice President, Investor Relations
Desert Sun Mining Corp
65 Queen Street West
Suite 810, P.O. Box 67
Toronto, Ontario
M5H 2M5
Canada

Tel: 416-861-5901
or
1-866-477-0077
email: nnemeth@desertsunmining.com

APPENDIX C – REPORTING COMPLAINTS

DSM Employees may report Complaints by either internal or external means, following the procedures set out in Sections 1 and 2 below. Both processes are confidential.

1. Reporting Complaints Internally
  a) A DSM Employee wishing to report a Complaint using internal means may refer a Complaint to any of the Designated Officers, who will treat all disclosures in confidence and will involve only those individuals who need to be involved in order to investigate such Complaint.
  b) A DSM Employee may refer a Complaint to the Hotline which will only be accessed by one or both of two independent directors, one being the Chair of the Audit Committee, and the second being a member of the Audit Committee if it has not been effectively addressed after being raised internally with the Designated Officers or if the Complaint relates to the conduct of a Designated Officer. A DSM Employee wishing to refer a Complaint directly to the Chair of the Audit Committee may do so by email or in writing as outlined below.

2. Reporting Complaints through the Hotline
  a) DSM has established its Hotline, so that Complaints of DSM Employees and members of the public (referred to in this Schedule as "Complainants") can be reported in an anonymous (if so desired) and confidential manner.
  b) An e-mail address and post-office box will be maintained for the purposes of receiving Complaints on an anonymous basis. The Hotline will be provided by two independent directors.
  c) The Hotline will be available by emailing (desertsunwhistleblower@hotmail.com) or sending a letter addressed to either: Ms. Nancy McInerney-Lacombe or Mr. Peter Bojtos, Independent Director, P.O. Box 205, 123 Queen Street West, Toronto, Ontario, M5H 3M9.
  d) Should a Complainant provide his or her telephone number, mailing address or email address, he or she will be contacted by either of the independent directors within three business days following receipt of the email or letter, as applicable.
  e) Each Complaint will be assigned a unique reference number, to be logged by the recipient. This reference number will be provided to the Complainant for future reference.
  f) All Complaints received by the Hotline will be forwarded directly to the Designated Officers, within five business days of receipt, unless it is determined that the Complaint is of an urgent nature, in which case, such Complaint will be forwarded immediately upon such determination being made. Should a Complaint involve a Designated Officer, such person will not be sent a copy of the Complaint and instead, their copy of the report of the Complaint shall be forwarded directly to the Chief Executive Officer.

3. Complaints Received from Members of the Public
A DSM Employee who receives a Complaint from a member of the public should advise the Complainant to report their Complaint directly to the Designated Officers as set out in Section 1 above or using the Hotline as set out in Section 2 above.

APPENDIX E – INVESTIGATING & REPORTING COMPLAINTS

1. Publicizing the Process for Reporting Complaints

A copy of this Policy will be posted on DSM's website. DSM will also make known to DSM Employees and members of the public the process for reporting Complaints on an anonymous and confidential basis on an ongoing basis. This will be accomplished by means of posting the email address and post-office box for the Hotline on DSM's website and displayed at DSM locations where DSM Employees generally have access. This information will make it clear that no DSM Employee will be penalized for making a good-faith report of a Complaint, nor will DSM tolerate retaliation against a DSM Employee who makes a good-faith report of a Complaint.

2. Communicating Reminders of the Process

DSM will also periodically (at least annually) communicate reminders to DSM Employees of the process for reporting Complaints. This will be accomplished with the annual signed renewal of the DSM Code of Conduct.

APPENDIX E – INVESTIGATING & REPORTING COMPLAINTS

1. Manner of Investigation
The Designated Officers will review and assess the seriousness of all Complaints promptly and determine, in consultation with others, if necessary, the manner in which Complaints will be investigated, using internal and/or external resources, and will determine who will lead such investigation. In most instances, investigation of a Complaint under this Policy will be led by the Corporate Secretary and General Counsel in collaboration with one of the independent directors. If upon initial assessment of the Complaint it appears that the Complaint could materially affect the financial statements of DSM or the integrity of DSM's system of internal controls, the Designated Officers will advise the Chair of the Audit Committee immediately. It is anticipated that in the ordinary course, the Designated Officers will complete their assessment of each Complaint and assign the investigation of such Complaint generally within ten business days of receiving such Complaint.

Persons assigned the investigation of Complaints will:
    i.   treat each report of a Complaint, as well as its investigation and disposition on a confidential basis in accordance with the Policy;
    ii. if the Complaint was made through the Hotline and if so desired by the person reporting the Complaint, take all reasonable steps to ensure that such person's anonymity is maintained;
    iii. will involve in each investigation only those persons who need to be involved in order to properly carry out such investigation; and
    iv. conduct each investigation in a timely manner.

2. Monitoring the Status of the Investigation
The investigation of all Complaints will be monitored on an ongoing basis by the Designated Officers.

Depending on the nature of a Complaint and its materiality as determined in the first instance by the Designated Officers, and in particular, with respect to any Complaint or Complaints that could materially affect the financial statements of DSM or the integrity of DSM's system of internal controls, the Designated Officers will keep the Chair of the Audit Committee, the Chief Executive Officer and the Chief Financial Officer (except to the extent any such persons are allegedly implicated in the Complaint) apprised of the status of the investigation for purposes of ensuring compliance with regulatory requirements, including the timely and continuous disclosure obligations of DSM and the certification obligations of the Chief Executive Officer and Chief Financial Officer of DSM.

3. Report to the Audit Committee
On a quarterly basis (as of the end of each fiscal quarter), or more frequently upon request, the Designated officers and/or the independent directors as appropriate will prepare a written report regarding the operation of the Hotline to be provided to the full Audit Committee specifying, among other things:
    a) the number of Complaints received during the prior fiscal quarter;
    b) all Complaints received, by relevant category, during the prior fiscal quarter; and

    c) the reporting avenues used by persons reporting Complaints.

In addition, if requested by the Audit Committee, the Designated Officers will report on the effectiveness of the reporting system during the prior fiscal quarter.

The Audit Committee may request special treatment for any particular Complaint, including the retention of outside counsel or other advisors in accordance with the terms of the Audit Committee Charter.

APPENDIX F – RETENTION OF COMPLAINTS & INVESTIGATIONS

1. Documentation Requirements

All Complaints will be fully documented in writing by the person(s) assigned to investigate the Complaint. Such documentation will be marked as "Privileged and Confidential" and will include:

a) the original report of the Complaint;

b) the unique reference number assigned to the Complaint, if reported to the Hotline;

c) a summary/log of the investigation;

d) copies of any reports issued in connection with the Complaint;

e) a log of any communications with the Complainant; and

f) a summary of the disposition of the Complaint.

2. Retention Requirements

Such documentation will be maintained in accordance with DSM's records retention policy. Such documentation will be available for inspection by the Designated Officers, members of the Audit Committee, the external auditors and any external legal counsel or other advisors hired in connection with the Complaints. Disclosure of such documentation to any other person, and in particular any third party, will require the prior approval of the Corporate Secretary and General Counsel to ensure that privilege of such documentation is properly maintained.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp.
(Registrant)

Dated: **January 28, 2006** Signed: **/s/ Tony Wonnacott**
  Tony Wonnacott,
  Corporate Secretary